# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sage Therapeutics, Inc., CIK 0001597553
CUSIP: 78667J108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 55 Cambridge Parkway, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 01/10/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000875045
Persons authorized to receive notices and communications: Wendell Taylor, Biogen Inc., 225 Binney Street, Cambridge, Massachusetts (MA), 02142, 781-464-2000

## Reporting persons
- BIOGEN INC. (CIK 0000875045): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,241,473; sole dispositive power 0; shared dispositive power 6,241,473; aggregate amount beneficially owned 6,241,473 (10.2% of the class)
  Comment: With respect to Row 13 above, the calculation is based on the number of shares of Common Stock of the Issuer outstanding as of October 22, 2024, as disclosed in the Issuer's most recent quarterly report on Form 10-Q filed on October 29, 2024.
- Biogen MA Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Massachusetts (MA); source of funds: other (OO); sole voting power 0; shared voting power 6,241,473; sole dispositive power 0; shared dispositive power 6,241,473; aggregate amount beneficially owned 6,241,473 (10.2% of the class)
  Comment: With respect to Row 13 above, the calculation is based on the number of shares of Common Stock of the Issuer outstanding as of October 22, 2024, as disclosed in the Issuer's most recent quarterly report on Form 10-Q filed on October 29, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Sage Therapeutics, Inc.
Address of issuer's principal executive offices: 55 Cambridge Parkway, Cambridge, Massachusetts (MA), 02142

## Item 2. Identity and Background
Name of person filing: The name of the persons filing this statement are Biogen Inc., a Delaware corporation ("Biogen"), and Biogen MA Inc., a Massachusetts corporation ("Biogen MA" and, together with Biogen, the "Reporting Persons"). Set forth on Schedule I attached hereto ("Schedule I"), and incorporated by reference into this Item 2, are the names and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of the Reporting Persons.
Residence or business address: The principal business address of both Reporting Persons is 225 Binney Street, Cambridge, Massachusetts 02142.
Present principal occupation or employment: Biogen is a global biopharmaceutical company focused on discovering, developing and delivering innovative therapies for people living with serious and complex diseases worldwide. Biogen has a broad portfolio of medicines to treat Multiple Sclerosis, has introduced the first approved treatment for Spinal Muscular Atrophy, co-developed treatments to address a defining pathology of Alzheimer's disease and launched the first approved treatment to target a genetic cause of Amyotrophic Lateral Sclerosis. Through Biogen's 2023 acquisition of Reata it markets the first and only drug approved in the U.S. and the E.U. for the treatment of Friedreich's Ataxia in adults and adolescents aged 16 years and older. Biogen is focused on advancing its pipeline in neurology, specialized immunology and rare diseases. Biogen supports its drug discovery and development efforts through internal research and development programs, external collaborations and acquisitions. Biogen MA is a wholly-owned subsidiary of Biogen.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, the executive officers or directors of the Reporting Persons listed on Schedule I, have been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, the executive officers or directors of the Reporting Persons listed on Schedule I, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Not applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Biogen MA purchased 6,241,473 shares of the Issuer's Common Stock (the "2020 Shares") on December 31, 2020, pursuant to a stock purchase agreement between the Issuer and Biogen MA (the "Stock Purchase Agreement"), at a price of approximately $104.14 per share, for an aggregate purchase price of approximately $650.0 million. The 2020 Shares were purchased by Biogen MA with funds from cash on hand.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 27, 2020, the Issuer, Biogen MA and Biogen International GmbH, a Gesellschaft mit beschrankter Haftung organized under the laws of Switzerland and a wholly-owned subsidiary of Biogen ("BIG"' and, together with Biogen MA, the "Biogen Collaboration Parties"), entered into a Collaboration and License Agreement (the "Collaboration Agreement"), pursuant to which, among other things, (i) the parties agreed to jointly develop and commercialize zuranolone (SAGE-217) for the potential treatment of major depressive disorder, postpartum depression and other psychiatric disorders and SAGE-324 for the potential treatment of essential tremor and other neurological disorders and (ii) the Biogen Collaboration Parties agreed to pay the Issuer certain development and commercial milestone payments subject to the achievement of specified milestones as set forth in the Collaboration Agreement. In connection with the Collaboration Agreement, the Issuer and Biogen MA entered into the Stock Purchase Agreement, pursuant to which Biogen MA purchased the 2020 Shares. Additional information regarding the Collaboration Agreement and the Stock Purchase Agreement are set forth in the Issuer's Current Report on Form 8-K filed on November 27, 2020. The foregoing descriptions of the Collaboration Agreement and the Stock Purchase Agreement are qualified in their entirety by reference to the full text of such documents, copies of which are filed hereto as Exhibits 99.2 and 99.3, respectively, and are incorporated by reference in their entirety herein.

On January 10, 2025, the Reporting Persons delivered to the chief executive officer of the Issuer a letter setting forth a non-binding proposal to acquire all of the outstanding shares of Common Stock that are not owned by the Reporting Persons' or their subsidiaries for a purchase price of $7.22 per share in cash (the "Proposal"). The foregoing description of the Proposal is qualified in its entirety by reference to the full text of such document, a copy of which is filed hereto as Exhibit 99.4 and is incorporated by reference in its entirety herein.

The Proposal may result in one or more of the transactions, events or actions specified in in Item 4(a) through (j) of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from the Nasdaq Global Market and other material changes in the Issuer's business or corporate structure.

Further, the Reporting Persons intend to regularly review their investment in the Issuer. Based on such review, as well as other factors (including those described in the final sentence of this paragraph), the Reporting Persons may, and reserve the right to, either alone or as part of a group, (a) acquire additional securities of the Issuer (including shares of Common Stock), through open market purchases, publicly or privately negotiated transactions or otherwise, (b) dispose of all or a portion of the securities of the Issuer (including shares of Common Stock) owned by them in the open market, in publicly or privately negotiated transactions, in underwritten offerings or otherwise or (c) take any other available course of action, including (i) engaging in discussions with the Issuer's management, board of directors and stockholders and other relevant parties or (ii) encouraging or seeking to cause the Issuer or such persons to consider or explore extraordinary corporate transactions involving the Issuer. Such extraordinary corporate transactions could include a transaction that could result in the delisting of the Common Stock from the Nasdaq Global Market; acquisitions or dispositions of assets or businesses; repurchases or changes to the capitalization of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board of directors. Any such actions the Reporting Persons might undertake may be made at any time without prior notice based on, among other things, the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition; the market price for the Issuer's securities; other opportunities available to the Reporting Persons; general market, industry and economic conditions; and changes in law and government regulations.

No assurances can be given that the transaction contemplated by the Proposal or any other potential transaction involving the Reporting Persons and the Issuer will be consummated, or, if a transaction is undertaken, as to its terms or timing. The Proposal is a non-binding indication of interest and is not binding on any party. The Reporting Persons reserve the right to modify or withdraw the Proposal at any time.

Furthermore, the Reporting Persons may, and reserve the right to, formulate other plans or make other proposals that could result in one or more of the transactions, events or actions specified in Item 4(a) through (j) of Schedule 13D; modify or withdraw any such plan or proposal; or change their intentions with respect to previous plans or proposals, in each case at any time.

The Reporting Persons do not intend to disclose developments with respect to the foregoing, except as required by applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages to this Schedule 13D are incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth on the cover pages to this Schedule 13D are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transaction in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Collaboration Agreement and the Stock Purchase Agreement and is incorporated herein by reference. The foregoing descriptions of the Collaboration Agreement and the Stock Purchase Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed hereto as Exhibits 99.2 and 99.3, respectively, and are incorporated by reference in their entirety herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1. Joint Filing Agreement, dated as of January 10, 2025, by and between the Reporting Persons.

Exhibit 99.2. Collaboration and License Agreement, dated November 27, 2020, between Issuer, Biogen MA and BIG (incorporated by reference to Exhibit 10.38 to Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2021).

Exhibit 99.3. Stock Purchase Agreement, dated November 27, 2020, between Issuer and Biogen MA (incorporated by reference to Exhibit 10.39 to Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2021).

Exhibit 99.4. Proposal letter, dated January 10, 2025, from Biogen to the chief executive officer of the Issuer.

## Signatures
- BIOGEN INC.: /s/ Michael Dambach, Michael Dambach, Treasurer (01/10/2025)
- Biogen MA Inc.: /s/ Michael Dambach, Michael Dambach, Treasurer (01/10/2025)